Exhibit (a)(1)(N)

FORM OF EMAIL REGARDING AMENDMENT TO EXCHANGE OFFER

To:	All Eligible Employees
From:	TherapeuticsMD, Inc.
Re:	Amendment to Exchange Offer

This message is to inform you that on August 30, 2021, TherapeuticsMD, Inc. (“TherapeuticsMD”) filed an amendment (the “Amendment”) to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated August 26, 2021 (the “Exchange Offer”).

The Amendment was filed solely to amend the Exchange Offer to correct a scrivener’s error in the exchange ratios as described in the Exchange Offer. This message confirms that the exchange ratios described in your Election Form were correct. Except as otherwise noted above, no changes have been made to the Exchange Offer.

This message is also to inform you that, due to a technological processing error, if you had unvested Eligible Options, your original Election Form incorrectly calculated the number of New RSUs for each respective Grant. Updated Election Forms have been distributed to all Eligible Employees and are currently available in your TD Ameritrade Equity 360 portal. If you previously completed and submitted an Election Form that contained an incorrect calculation, you will receive an email titled “Notice Regarding Rejection of Options for Exchange” from CI-TherapeuticsMD@insightsoftware.com. If you receive such an email, please download, complete and submit the updated Election Form to participate in the Exchange Offer. Please contact CI-TherapeuticsMD@insightsoftware.com with any questions regarding this matter.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to Tony Wong, Director, Accounting & SEC Reporting at equityawards@therapeuticsmd.com.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer.